As filed with the Securities and Exchange Commission on May 9, 2025

Securities Act of 1933 File No. 002-85378

Investment Company Act of 1940 File No. 811-03462

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 118	[X]

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 118	[X]

(Check appropriate box or boxes.)

MEEDER FUNDS

(Exact Name of Registrant as Specified in Charter)

P.O. Box 7177, 6125 Memorial Drive, Dublin, Ohio 43017

(Address of Principal Executive Offices-Zip Code)

Registrant's Telephone Number, including Area Code: (614) 766-7000

Robert S. Meeder, Jr., President – Meeder Funds

P.O. Box 7177, 6125 Memorial Drive, Dublin, Ohio 43017

With copy to:

Michael V. Wible

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH 43215-6101

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely for the purposes of amending Item 28 of Part C to provide active links of all exhibits incorporated by reference and updating the exhibit list to incorporate exhibits of Post-Effective Amendment No. 117.

PART C

OTHER INFORMATION

Item 28.	Exhibits

(a)	(1)	Declaration of Trust, effective December 30, 1991, which exhibit is filed herewith.

(2)	Amendment to the Declaration of Trust dated December 6, 2012, which exhibit is incorporated herein by reference.

(3)	Certificate of Amendment to the Declaration of Trust dated July 10, 2015, which exhibit is incorporated herein by reference.

(4)	Certificate of Amendment to the Declaration of Trust dated September 28, 2016, which exhibit is incorporated herein by reference.

(5)	Certificate of Amendment to the Declaration of Trust dated November 20, 2017, which exhibit is incorporated herein by reference.

(6)	Certificate of Amendment to the Declaration of Trust date September 13, 2018, which exhibit is incorporated herein by reference.

(7)	Certificate of Amendment to the Declaration of Trust dated April 16, 2020, which exhibit is incorporated herein by reference.

(8)	Certificate of Amendment to the Declaration of Trust dated December 27, 2021, which exhibit is incorporated herein by reference.

(9)	Certificate of Amendment to the Declaration of Trust dated August 26, 2024, which exhibit is incorporated herein by reference.

(b)	By-Laws of the Trust, which exhibit is filed herewith.

(c)	None other than Articles V, VI and VII of the Registrant’s Declaration of Trust and Article II of the Registrant’s By-Laws, which exhibit is incorporated herein by reference.

(d)	Amended and Restated Investment Advisory Agreement between Meeder Funds and Meeder Asset Management, Inc. effective April 30, 2018, filed as an exhibit to Registrant's Post-Effective Amendment No. 117 on April 30, 2025, which exhibit is incorporated herein by reference.

(e)	Amended and Restated Distribution Agreement between the Meeder Funds and Meeder Distribution Services, Inc. effective September 17, 2020, which exhibit is incorporated herein by reference.

(f)	Deferred Compensation Plan for Independent Trustees – filed as an exhibit to Registrant's Post-Effective Amendment No. 41 on April 30, 1999, which exhibit is incorporated herein by reference.

(g)	Custodian Agreement between the Registrant and The Huntington National Bank – filed as an Exhibit to Registrant’s Post-Effective Amendment No. 48 on April 30, 2004, which exhibit is incorporated by reference herein.

(h)	(1)	Amended and Restated Funds Administration Agreement between the Meeder Funds and Mutual Funds Service Co. dated September 22, 2022, which exhibit is incorporated herein by reference.

(2)	Amended and Restated Meeder Funds Transfer Agency and Service Agreement between the Meeder Funds and Mutual Funds Service Co. effective September 22, 2022, as amended March 9, 2023, which exhibit is incorporated herein by reference.

(3)	Amended and Restated Shareholder Services Plan adopted August 5, 2016, filed as an exhibit to Registrant’s Post-Effective Amendment No. 115 on June 13, 2024, which exhibit is incorporated herein by reference.

(4)	Compliance Support Services Agreement dated September 21, 2017 -- filed as an exhibit to Registrant's Post-Effective Amendment No. 109 on April 29, 2022, which exhibit is incorporated herein by reference.

(5)	Investment Agreement between Northern Lights Trust Fund and the Meeder Funds Trust dated January 19, 2022, which exhibit is incorporated herein by reference.

(6)	Meeder Funds Fee Waiver Agreement dated March 27, 2025, filed as an exhibit to Registrant's Post-Effective Amendment No. 117 on April 30, 2025, which exhibit is incorporated herein by reference.

(i)	(1)	Legal Opinion of Counsel, filed as an exhibit to Registrant’s Post-Effective Amendment No. 116 on August 29, 2025, which exhibit is incorporated herein by reference.

(2)	Legal Consent of Counsel, filed as an exhibit to Registrant's Post-Effective Amendment No. 117 on April 30, 2025, which exhibit is incorporated herein by reference.

(j)	Independent Auditors Letter of Consent, filed as an exhibit to Registrant's Post-Effective Amendment No. 117 on April 30, 2025, which exhibit is incorporated herein by reference.

(k)	Not applicable.

(l)	Agreements etc. for initial capital, etc. -- reference is made to Part II, Item 1(b)(13) of Registrant's First Pre-effective Amendment to the Registration Statement on Form N-1A filed with the Commission on or about July 20, 1982, and which exhibit is incorporated herein by reference.

(m)	Amended and Restated Shareholder Distribution Plan dated September 15, 2016, filed as an exhibit to Registrant’s Post-Effective Amendment No. 115 on June 13, 2024, which exhibit is incorporated herein by reference.

(n)	Amended and Restated Multiple Class Plan Pursuant to Rule 13f-3 dated August 5, 2016, filed as an exhibit to Registrant’s Post-Effective Amendment No. 115 on June 13, 2024, which exhibit is incorporated herein by reference.

(o)	Not applicable.

(p)	Code of Ethics of the Meeder Funds, Inc., formerly known as Meeder Financial, Inc., formerly known as Muirfield Investors, Inc., and Meeder Asset Management, Inc., formerly known as R. Meeder & Associates, Inc. which exhibit is incorporated herein by reference.

(q)	Powers of Attorney of Trustees of Registrant filed as an exhibit to the Registrant's Post-Effective Amendment No. 90 on November 17, 2017, which exhibit is incorporated herein by reference.

Item 29.	Persons Controlled by or under Common Control with Registrant.

None.

Item 30.	Indemnification

Reference is made to Section 5.3 of the Declaration of Trust filed as an original exhibit to Registrant's Post-Effective Amendment No. 18 on January 16, 1992. As provided therein, the Trust is required to indemnify its officers and trustees against claims and liability arising in connection with the affairs of the Trust, except liability arising from breach of trust, bad faith, willful misfeasance, gross negligence or reckless disregard of duties. The Trust is obligated to undertake the defense of any action brought against any officer, trustee or shareholder, and to pay the expenses thereof if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Trust, and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful. Other conditions are applicable to the right of indemnification as set forth in the Declaration of Trust. In applying these provisions, the Trust will comply with the provisions of the Investment Company Act.

Item 31.	Business and Other Connections of Investment Adviser.

Meeder Asset Management, Inc., 6125 Memorial Drive, Dublin, Ohio 43017, is the investment adviser to the Trust and each of its consistent Funds.

(a) Meeder Asset Management, Inc. has engaged in no substantial business other than in its capacity as an investment adviser during the past two fiscal years.

(b) Information regarding the directors, officers and business activities of Meeder Asset Management, Inc. is incorporated by reference to Schedule D of Form ADV filed by the adviser under the Investment Advisers Act (File No. 801-9839).

Item 32.	Principal Underwriters.

(a) The principal underwriter to the Funds does not act as the principal underwriter, depositor, or Investment adviser for any other investment company.

(b) The principal underwriter’s directors and officers are employed at 6125 Memorial Drive, Dublin, Ohio 43017 and serve in the following capacities with the Fund.

Name	Position with Underwriter	Position with Meeder Funds
Doug Cooper	President, Treasurer and Secretary	None
Douglas R. Jennings	Chief Compliance Officer	Chief Compliance Officer

(c)	Not Applicable

Item 33.	Location of Accounts and Records.

Registrant's Declaration of Trust, By-laws, and Minutes of Trustees' and Shareholders' Meetings, and contracts and like documents are in the physical possession of Mutual Funds Service Co., or Meeder Asset Management, Inc., at 6125 Memorial Drive, Dublin, Ohio 43017. Certain custodial records are in the custody of The Huntington National Bank, the Trust's custodian, at 7 Easton Oval, Columbus, OH 43219. All other records are kept in the custody of Meeder Asset Management, Inc. and Mutual Funds Service Co., 6125 Memorial Drive, Dublin, OH 43017.

Item 34.	Management Services.

None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for the effectiveness of this Registration Statement pursuant to Rule 485(b) of the Securities Act of 1933, and has duly caused this Post-Effective Amendment No. 117 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Dublin, State of Ohio, on the 30th day of April 2025.

MEEDER FUNDS

By:	/s/ Robert S. Meeder, Jr.
Robert S. Meeder, Jr., President/Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert S. Meeder, Jr.	President
Robert S. Meeder, Jr.	(Principal Executive Officer)	April 30, 2025

/s/ Bruce E. McKibben	Treasurer (Principal Financial Officer, and
Bruce E. McKibben*	Principal Accounting Officer)	April 30, 2025

/s/ Stuart M. Allen
Stuart M. Allen*	Trustee	April 30, 2025

/s/Anthony V. D’Angelo
Anthony V. D’Angelo*	Trustee	April 30, 2025

/s/ Jeffrey R. Provence
Jeffrey R. Provence*	Trustee	April 30, 2025

*By:	/s/ Alaina V. Salonsky
Alaina V. Salonsky,
as Power of Attorney

*	Executed by Alaina Salonsky on behalf of those indicated pursuant to Power of Attorney

EXHIBIT INDEX

(a)	Declaration of Trust
(b)	By-Laws of the Trust